UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2007
Commission File Number: 001-31913
NOVAGOLD RESOURCES INC.
(Translation of registrant’s name into English)
Suite 2300 – 200 Granville Street, PO Box 24
Vancouver, BC Canada V6C 1S4

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☐ Form 20-F   ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH
The Exhibits listed below are incorporated by reference as Exhibits into the Registration Statement on Form F-10 (No. 333-141410).
Exhibits

99.1	Underwriting Agreement

99.2	Consent of Blake, Cassels & Graydon LLP

99.3	Consent of McCarthy Tétrault LLP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaGold Resources Inc.
(Registrant)

Date: April 19, 2007	By:	/s/ R.J. (Don) MacDonald

R.J. (Don) MacDonald
	Title:	Senior Vice President and Chief Financial Officer